September 13, 2023

Via EDGAR (form type label CORRESP)

Anuja A. Majmudar

Karina Dorin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novo Nordisk A/S

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed February 1, 2023

File No. 333-82318

Dear Ms. Majmudar and Ms. Dorin:

By letter dated August 31, 2023, you provided comments on behalf of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report 2022 (the “Annual Report”) incorporated by reference into our Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”). On behalf of Novo Nordisk A/S (“we” or the “Company”), we have provided responses to your comments as indicated below. For your convenience, we have repeated your comments prior to our responses.

SEC Comment #1:

We note that you provided more expansive disclosure in your Annual Report 2022, CDP Climate Change 2022 Report, CDP Water Security 2022 Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in such reports and on your website.

Our response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is committed to being a sustainable company and, as such, has taken many initiatives to do its part in preventing climate changes. We strive to follow and adhere to international standards, recommendations, and commitments within Environmental, Social and Governance (“ESG”) reporting, such as following the Carbon Disclosure Project’s (“CDP”) disclosure framework. Being a sustainable company also means that we engage with ESG raters and rankers to get an external perspective on our ESG progress. This requires that we provide reports to such raters and rankers, including the CDP, such as the CDP Water Security 2022 Report and the CDP Climate Change 2022 Report.

Consequently, we present information on our website and in other public disclosures that goes beyond what is considered “material” for investors in the context of the disclosure requirements of annual reports on Form 20-F. Such supplemental information is intended to address the interest of a wider range of stakeholders (including end-users, suppliers, customers, employees, public authorities etc.), even when such information is not “material” to investors and is beyond the scope of information required to be disclosed in our filings with the SEC.

In our Form 20-F, our intention is only to include the information considered material to investors in line with relevant SEC disclosure requirements. Subject matter experts and responsible parties are involved in the preparation and review of the Company’s SEC filings to confirm compliance with SEC disclosure requirements and disclosure of information that is material to investors in the context of SEC periodic reports. In the preparation of our 2022 Form 20-F, we concluded that ESG disclosures and information on climate-related matters not included in our 2022 Form 20-F but disseminated through our website and other public channels were not required under applicable SEC disclosure rules and were not material information necessary in order to make the required statements in our 2022 Form 20-F, in light of the circumstances under which they were made, not misleading. This is supported by our Risk Management process and key risks included on pages 45-46 of the Annual Report, which was filed as exhibit 15.1 to the 2022 Form 20-F, illustrating that ESG risks and climate-related risks are not considered to be amongst the Company’s material operational risks.

We acknowledge our obligation to continuously review our ESG information as part of our ongoing disclosure controls and procedures, as well as to disclose climate-related matters in our SEC filings to the extent we determine they are material to investors or disclosure is required pursuant to applicable SEC rules and regulations. At the same time, we appreciate the interest many of our stakeholders have in ESG and climate-related information, and we expect to continue providing information on such topics, which do not rise to the level of materiality required for SEC reporting, through various public channels, including our website.

SEC Comment #2:

You indicate in your CDP Climate Change 2022 Report that climate-related risks are identified and assessed through your risk management process. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Our response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not identified any material indirect consequences of climate-related regulations or business trends, such as the ones mentioned in SEC Comment #2, to the Company’s business, financial condition or results of operations.

The absence of any such material indirect consequences is due to the fact that the Company produces and sells prescription-based and lifesaving medicines. As such, physicians and end-users of our products primarily focus on other factors such as innovation to address unmet medical needs, efficacy, safety, and usability of such lifesaving medicines, rather than the climate impact of these products.

However, as mentioned in our response to SEC Comment #1, we are committed to being a sustainable company, and we have taken many initiatives to reduce the Company’s climate impact, e.g., by switching our global production network to sourcing 100% renewable energy, with a target of having net-zero emissions by 2045. The implementation of such initiatives, together with the diverse nature of the Company’s global business, reduces the risk of material adverse impacts of climate-related regulation and business trends. The Company will continue to monitor the material indirect consequences of climate-related regulation or business trends, and if they are considered reasonably likely to have a material effect on its business, financial condition or results of operations, the Company will disclose such consequences in future SEC filings as appropriate.

SEC Comment #3:

We note your disclosure on page 23 of your 2022 Annual Report stating that you "work to identify, assess and mitigate short-, medium- and long-term climate-related risks within our operations and supply chain, such as flooding, storm surges, earthquakes, tornadoes and wildfires that could disrupt production." Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Our response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date the Company has not experienced physical effects from climate change that have had a material impact on the Company’s operations and results. The Company’s main production facilities are located in Denmark, a country which is not prone to severe natural disasters such as flooding, storm surges, earthquakes, tornadoes or wildfires.

The Company does have smaller production facilities in countries that are at greater risk of natural disasters. However, there have been no historical events where these production sites have sustained material damage, or where such natural disasters have had a material impact on the operation of such production facilities. This is due to the risk mitigation and business continuity plans that are in place at all our production sites. For example, our production facility in Koriyama, Japan, is exposed to a higher risk of earthquakes. The production facility in Japan is built according to local building regulations and is designed to withstand a category VII earthquake. Another example is our production facility in Tianjin, China, which is located in an area prone to storm surges due to rising sea levels. In this case the facilities are located on piles driven 28 meters into the ground and the buildings are located one meter above ground level, which is intended to allow potential storm surges to pass underneath critical buildings. Finally, we have a production facility in North Carolina, United States, an area which is exposed to a higher risk of tornadoes and subsequent rainfall and lightening. All facilities in North Carolina are built according to local building regulations, buildings are fitted with lightening rods and surroundings are designed to disseminate the heavy rain that follows tornadoes.

Furthermore, the risk assessment of natural hazard risks such as the aforementioned is part of the Company’s ongoing selection process of new suppliers and Contract Manufacturing Organizations (“CMOs”) supplying goods and services to our global production network. The Company generally sources from a multitude of suppliers and ensures the establishment of safety stock to reduce supply risk. The Company is also not dependent on single customers. As a global organization, the Company has a geographically diverse supply chain and customer base, which also limit the exposure to significant business impact from natural disasters and climate-related risks. We continuously work to improve our climate adaption and risk mitigation approach to adhere to regulations and mitigate any potential future risks.

Finally, we confirm that weather-related matters have not had any significant impact on the Company’s cost or availability of insurance.

We will continue to monitor the physical effects of climate change, and if such effects are considered reasonably likely to have a material effect on the Company’s business, financial condition or results of operations, the Company will disclose such effects in future SEC filings as appropriate.

SEC Comment #4:

If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 20-F and for any future periods.

Our response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not acquired or sold any carbon credits or offsets in any of the periods presented in the 2022 Form 20-F, nor do we have any concrete plans for acquiring or selling such credits or offsets in the foreseeable future.

* * * * *

If you have any questions regarding this matter, please contact Trine Haastrup, Corporate Vice President of Corporate Accounting, at (+45) 3075 9551 or me at (+45) 3075 8611.

Sincerely,

/s/ Karsten Munk Knudsen

Karsten Munk Knudsen

Executive Vice President and Chief Financial Officer

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